SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. 11 )(1)


                              DGSE COMPANIES, INC,
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK $ .01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23323G106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Dr. L.S. SMITH
                               519 I 30 SUITE 243
                      ROCKWALL. TEXAS 75087 - 972-772-3091
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                JANUARY 17, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23323G106                      13D                   Page 1 of 2 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dr. L.S. SMITH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------


               -----------------------------------------------------------------
               7    SOLE VOTING POWER


  NUMBER OF
                    2,319,031
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,825,749
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,319,031
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     47.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23323G106                     13D                    Page 2 of 2 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
DGSE COMPANIES, INC.  -  COMMON STOCK  $ .01 PAR VALUE
2817 FOREST LANE
DALLAS, TEXAS 75234
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  Dr. L.S. SMITH

     (b)  519 INTERSTATE 30, # 243, ROCKWALL, TEXAS 75087

     (c) CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER DGSE COMPANIES, INC. - 2817 FOREST LANE, DALLAS, TEXAS 75234

     (d)  No

     (e)  No

     (f)  UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.


    N/A
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     This transaction reflects the expiration of voting proxies on shares of Common Stock of the issuer owned by two individuals which had been previously granted to the reporting person.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) The shares represented in the expired grants of the proxies were equal to 250,000 shares. The remaining grants previously reported combined with the shares owned directly by the reporting person represents 47.2 percent of the total shares of Common Stock outstanding of the issuer.

     (b) The reporting person holds 1,825,749 shares directly for which he has sole voting and dispositive powers and 493,282 shares subject to proxies which he has sole voting powers.

     (c) There have been no transactions in the last 60 days.

     (d) N/A

     (e) N/A
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The two individuals whose proxies were granted to the reporting person have not renewed their grants to this date.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         N/A

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 17, 2007
                                        ----------------------------------------
                                                         (Date)


                                                  /S/ Dr. L.S. Smith
                                        ----------------------------------------
                                                       (Signature)

                                                      Dr. L.S. Smith Chairman &
                                                      C.E.O.
                                        ----------------------------------------
                                                       (Name/Title)



     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).